UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
May 31, 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

By: /s/ Andi Setiawan

----------------------------------------------------

Andi Setiawan

VP Investor Relations

ANNOUNCEMENT OF

SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

FOR THE 2021 FINANCIAL YEAR
PT TELKOM INDONESIA (PERSERO) Tbk

(No.Tel.56/LP 000/DCI-M0200000/2022)

The Board of Directors of Perusahaan Perseroan (PERSERO) PT Telekomunikasi Indonesia Tbk, (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders for the Financial Year 2021 (hereinafter referred as the “Meeting”) on:

Day/Date	:	Friday, May 27, 2022
Time	:	01.52 pm up to 03.49 pm Western Indonesia Time
Venue	:	Auditorium Telkom Landmark Tower 6th floor, The Telkom Hub, Jl Jend. Gatot Subroto Kav. 52, South Jakarta
Meeting Link	:	Electronic General Meeting System KSEI (“eASY.KSEI”)
https://akses.ksei.co.id provided by KSEI

The Meeting was attended by members of the Board of Commissioners and the Board of Directors of the Company, namely:

BOARD OF COMMISSIONERS:

•	Mr. BAMBANG PERMADI SOEMANTRI BROJONEGORO - President Commissioner concurrently Independent Commissioner;
•	Mr. WAWAN IRIAWAN - Independent Commissioner;
•	Mr. BONO DARU ADJI - Independent Commissioner*;
•	Mr. ABDI NEGARA NURDIN - Independent Commissioner;
•	Mr. MARCELINO RUMAMBO PANDIN - Commissioner*;
•	Mr. ISMAIL - Commissioner;
•	Mr. RIZAL MALLARANGENG - Commissioner;
•	Mr. ISA RACHMATARWATA - Commissioner;
•	Mr. ARYA MAHENDRA SINULINGGA - Commissioner.

BOARD OF DIRECTORS:

•	Mr.RIRIEK ADRIANSYAH - President Director;
•	Mr.BUDI SETYAWAN WIJAYA - Strategic Portfolio Director;
•	Mr.EDI WITJARA - Enterprise and Business Service Director;
•	Mr.HERI SUPRIADI - Finance & Risk Management Director;
•	Mr.HERLAN WIJANARKO - Network and IT Solution Director;
•	Mr. BOGI WITJAKSONO - Wholesale & International Service Director;
•	Mr.MUHAMAD FAJRIN RASYID - Digital Business Director;
•	Mr.AFRIWANDI - Human Capital Management Director;
•	Mrs.F M VENUSIANA R - Consumer Service Director.

*present at the Meeting through video teleconference.

and the holder/proxy of Serie A Dwiwarna share and holder/proxy of Serie B Shares who present and/or represented physically and electronically through eASY.KSEI that entirely representing 87,195,694,535 shares or constitute 88.0211422% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting namely in the total amount of 99,062,216,600 shares; with due regard to the Register of Shareholders at the close of the shares trading on April 27, 2022.

Hence the quorum requirement required under the provisions of the Article 25 paragraph 1 letter a, paragraph 4 letter a and paragraph 5 of the Articles of Association of the Company have been fulfilled since the Meeting have been attended by shareholders that hold Serie A Dwiwarna Share as well as the other shareholders who jointly representing at least 2/3 (two-thirds) of the total number of shares having legal voting rights which have been issued by the Company.

The Company has appointed independent parties, which are Notary Ashoya Ratam SH., MKn. to record the Meeting and PT Datindo Entrycom, to count and/or validate the votes.

Whereas the Meeting has resolved the following resolutions as set forth in Resume of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated May 27, 2022 number 120, made by Notary Ashoya Ratam SH., MKn and its summary is as follows:

First Agenda

Approval of Annual Report of the Company including the Report on the Supervisory Duties of the Board of Commissioners for the financial year of 2021, and the Ratification of the Consolidated Financial Statements of the Company for the year ended on December 31, 2021.

Number of Shareholders who Ask Questions	There was 1 (one) question and 1 (one) response from Serie A Dwiwarna Shareholder.
The Result of Decision Making	Disagree	Abstain	Agree
	393,836,612 shares or 0.4516698%	51,246,733 shares or 0.0587721%	86,750,611,190 shares or 99.4895581%
Resolution

“The meeting with the majority vote of 86,801,857,923 (99.5483302%) of the total number of votes issued at the Meeting resolved:

Approved the Annual Report of the Company for the Financial Year of 2021 including the Report on the Supervisory Duties of the Board of Commissioners, and ratified the Consolidated Financial Statements of the Company for the year ended on December 31, 2021 which have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) according to its report Number: 00614/2.1032/AU.1/06/0702-1/1/IV/2022 dated April 18, 2022 with an opinion of “fair, in all material respects”, as well as provided full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and Board of Commissioners of the Company for management and supervision actions that have been carried out in the Financial Year ended on December 31, 2021 as long as the action is not a criminal offense and has been reflected in the aforementioned Report.”

Second Agenda	Ratification of the Financial Statements and Implementation of Social and Environmental Responsibility Program of the Company for the year ended on December 31, 2021.
Number of Shareholders who Ask Questions	There was no question nor response
The Result of Decision Making	Disagree	Abstain	Agree
	260,667,085 shares 0.2989449%	56,923,933 shares or 0.0652830%	86,878,103,517 shares or 99.6357721%
Resolution

” The meeting with the majority vote of 86,935,027,450 (99.7010551%) of the total votes issued in the Meeting has resolved:

Ratified the Financial Statements and Implementation of Social and Environmental Responsibility Program of the Company for the Financial Year of 2021 which includes the Financial Report of the Micro and Small Business Funding Program that have been audited by the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member of firm of Ernst & Young Global Limited) according to its report Number: 00046/2.1032/AU.2/11/0687-5/1/II/2022 dated February 4, 2022, and provides full acquittal and discharge of responsibility (volledig acquit et de charge) to the Board of Directors and Board of Commissioners of the Company for the management and supervision action on the Social and Environmental Responsibility Program which ended on December 31, 2021 as long as the action is not a criminal offense and has been reflected in the aforementioned Report.”

Third Agenda	Determination on Utilization of the Company’s Net Profit for the Financial Year of 2021
Number of Shareholders who Ask Questions	There were 4 (four) questions from 2 (two) questioners
The Result of Decision Making	Disagree	Abstain	Agree
	3,537,310.930 shares or 4.0567495%	59,789,336 shares or 0.0685691%	83,598,594,269 shares or 95.8746813%
Resolution

The meeting with the majority vote of 83,658,383,605 (95.9432505%) of the total votes issued in the Meeting has resolved:

1.
Determined the utilization of the Company's net profit for the Financial Year of 2021, which totally in the amount of Rp24,759,868,402,874.00, shall be allocated as follows:
a.
Cash Dividend amounting to 60% of the net profit or in the amount of Rp14,855,921,041,724.40 or Rp149.9656 per share, based on the amount of shares issued on the date of the Meeting, amounting to 99.062.216.600 shares.
b.
Recorded as Retained Earnings in the amount of 40% of the net profit or amounting to Rp9,903,947,361,149.60 which will be utilized for Company's business development.
2.
The distribution of Cash Dividend for the Financial Year of 2021 shall be conducted with the following conditi:
a.
Those who are entitled to receive Dividend are shareholders whose names are recorded in the Register of Shareholders of the Company at the close of the trading of the Company's shares on the Indonesia Stock Exchange on June 9, 2022.
b.
Cash Dividend will be fully paid at the latest on July 1, 2022.
3.
Granted power and authority to the Board of Directors with the right of substitution to further regulate the procedure of dividend distribution and to announce the same with due regard to the prevailing laws and regulations at the stock exchange where the Company's shares are listed.

Fourth Agenda	Determination of Tantiem for the Financial Year of 2021, Salary for the Board of Directors and Honorarium for the Board of Commissioners along with Other Facilities and Benefits for the Year of 2022.
Number of Shareholders who Ask Questions	There was no question nor response
The Result of Decision Making	Disagree	Abstain	Agree
	12,149,969,480 shares or 13.9341392%	40,241,136 shares or 0.0461504%	75,005,483,919 shares or 86.0197104%
Resolution

” The meeting with the majority vote of 75,045,725,055 (86.0658608%) of the total votes issued in the Meeting has resolved:

1.
Granted power and authority to Shareholder of Serie A Dwiwarna to determine the amount of tantiem for the members of the Board of Commissioners for performance in the Financial Year of 2021 as well as salary/honorariums, benefits, facility, and other incentives for Year of 2022.
2.
Granted power and authority to the Board of Commissioners after obtaining written approval from the Shareholder of Serie A Dwiwarna to determine the amount of tantiem to the members of the Board of Directors for the Financial Year of 2021 as well as salary/honorariums, benefits, facilities, and other incentives for Year of 2022.

Fifth Agenda	Appointment of Public Accounting Firm to Audit the Consolidated Financial Statement of the Company and Report of Micro and Small Business Funding Program of the Company for the Financial Year of 2022
Number of Shareholders who Ask Questions	There was no question nor response
The Result of Decision Making	Disagree	Abstain	Agree
	3,249,334,273 shares or 3.7264848%	169,921,300 shares or 0.1948735%	83,776,438,962 shares or 96.0786417%
Resolution

” The meeting with the majority vote of 83,946,360,262 (96.2735152%) of the total votes issued in the Meeting has resolved:

1.
Reappointed the Public Accounting Firm (KAP) Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited) as KAP that will audit the Consolidated Financial Statements of the Company and Report of Micro and Small Business Funding Program of the Company for the Fiscal Year 2022.
2.
Granted power and authority to the Board of Commissioners of the Company to appoint KAP to conduct an audit of the Consolidation Financial Statements of the Company for other periods in Financial Year of 2022.
3.
Granted authority the Board of Commissioners of the Company to determine the audit services fee and other requirements for the KAP, as well as determine replacement KAP in case KAP Purwantono, Sungkoro & Surja (a member firm of Ernst & Young Global Limited), for any reason, is not able to complete the audit of the Consolidated Financial Statements of the Company, Report of Micro and Small Business Funding Program of the Company as well as other reports for the Financial Year of 2022, including determining audit service fee and other requirements for the replacement KAP.”

Sixth Agenda	Amendment to the Articles of Association of the Company
Number of Shareholders who Ask Questions	There was no question nor response
The Result of Decision Making	Disagree	Abstain	Agree
	24,639,007,047 shares or 28.2571372%	359,024,000 shares or 0.4117451%	62,197,663,488 shares or 71.3311177%
Resolution

”The meeting with the majority vote of 62,556,687,488 (71.7428628%) of the total votes issued in the Meeting has resolved:

1.
Approved the Amendment to the Articles of Association of the Company to adjust the Business Activities of the Company to be in line with the Indonesia Standard Industrial Classification of 2020.
2.
Approved to reconstitute all provisions of the Articles of Association of the Company in connection with the amendment as referred to point 1 of this resolution.
3.
Granted power and authority to the Board of Directors of the Company with the right of substitution to take all necessary actions in connection to the resolutions of the agenda of this Meeting, including reconstitute and restate the entire Articles of Association of the Company in a Notarial Deed and granted power with the right of substitution to submit the same to the competent authority in order to obtain approval and/or receipt of notification regarding amendment to the Articles of Association of the Company, conduct everything as may be deemed necessary and useful for this purpose with nothing excluded, including to make additions and/or any alterations of amendments to the Articles of Association, if it is required by the competent authority..”

Seventh Agenda

Ratification on Regulation of the Minister of SOE (“MSOE Regulation”):

i.
MSOE Regulation No. PER-05/MBU/04/2021 concerning Corporate Social and Environmental Responsibility Program of State-Owned Enterprises (“MSOE Regulation 5/2021”);
ii.
MSOE Regulation No. PER-11/MBU/07/2021 concerning Requirements and Procedures of Appointment and Dismissal of the Member of Board of Director of State-Owned Enterprises (“MSOE Regulation 11/2021”);
iii.
MSOE Regulation No. PER-13/MBU/09/2021 concerning the Sixth Amendment to the MSOE Regulation No. PER-04/MBU/2014 concerning Guidelines for the Determination of Remuneration of Board of Directors, Board of Commissioners, and Supervisory Board of State-Owned Enterprises (“MSOE Regulation 13/2021”)

Number of Shareholders who Ask Questions	There was no question nor response
The Result of Decision Making	Disagree	Abstain	Agree
	3,382,011,496 shares or 3.8786451%	68,548,400 shares or 0.0786144%	83,745,134,639 Shares or 96.0427405%
Resolution

” The meeting with the majority vote of 83,813,683,039 (96.1213549%) of the total votes issued in the Meeting has resolved:

1.
Affirmed the enforcement of MSOE Regulation No. PER-05/MBU/04/2021 concerning Corporate Social and Environmental Responsibility Program of State-Owned Enterprises as well as the amendments thereof.
2.
Affirmed the enforcement of MSOE Regulation No. PER-11/MBU/07/2021 concerning Requirements and Procedures of Appointment and Dismissal of the Member of Board of Director of State-Owned Enterprises as well as the amendments thereof.
3.
Affirmed the enforcement of MSOE Regulation No. PER-13/MBU/09/2021 concerning the Sixth Amendment to the MSOE Regulation No. PER-04/MBU/2014 concerning Guidelines for the Determination of Remuneration of Board of Directors, Board of Commissioners, and Supervisory Board of State-Owned Enterprises as well as the amendments thereof.”

Eighth Agenda

Delegation of Authority of the GMS to the Board of Commissioners on the Approval of the Statement of Founder of the Telkom Pension Fund regarding the Amendment to the Regulations of the Telkom Pension Fund which results in Changes in Funding and/or Amount of Pension Benefits.

Number of Shareholders who Ask Questions	There was no question nor response
The Result of Decision Making	Disagree	Abstain	Agree
	15,657,110,706 shares or 17.9562888%	415,099,300 shares or 0.4760548%	71,123,484,529 shares or 81.5676564%
Resolution

” The meeting with the majority vote of 71,538,583,829 (82.0437112%) of the total votes issued in the Meeting has resolved:

Approved the delegation of power and authority to the Board of Commissioners to approve the Statement of Founder of the Telkom Pension Fund regarding the Amendment to the Regulations of the Telkom Pension Fund which results in Changes in Funding and/or Amount of Pension Benefits.”

Schedules and Procedure for The Distribution of 2021 Financial Year Dividend

In accordance to the resolution of the AGMS Telkom dated May 27, 2022, payment of cash dividend for the 2021 financial year is 60% of the net profit or in the amount of Rp14,855,921,041,724.40 (fourteen trillion eight hundred fifty five billion nine hundred twenty one million forty one thousand and seven hundred twenty four Rupiah point forty cents) or amounting to Rp149.9656 (one hundred forty nine point nine six five six Rupiah) per share.

Schedules for The Distribution of 2021 Financial Year Dividend:

Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= June 9, 2022 = June 7, 2022 = June 8, 2022 = June 9, 2022 = June 10, 2022 = June 30, 2022

Payment Procedures of Dividend:

1.	Cash dividends will be distributed to shareholders whose names are registered in the Register of Shareholders of the Company ("DPS") on June 9, 2022 (recording date) and/or shareholders of the Company in the securities sub account at PT Kustodian Sentral Efek Indonesia ("KSEI ”) at the close of trading of the Indonesia Stock Exchange on June 9, 2022.
2.	For American Depositary Share (“ADS”) Shareholders, New York Stock Exchange (“NYSE”) regulations will be applied and cash dividends will be paid through a Custodian Bank appointed by The Bank of New York Mellon (“BNY Mellon”) in accordance with the amount recorded in the Company's Register of Shareholders dated June 9, 2022.
3.	For Shareholders whose shares are included in the Collective Custody at KSEI, cash dividends will be paid through KSEI and will be distributed on June 30, 2022 into Customer Fund Accounts (RDN) in Securities Companies and / or Custodian Banks where Shareholders open sub accounts.
4.	For shareholders whose shares are not registered at Collective Deposits in KSEI, then:
a.	Cash dividends can be withdrawn at the nearest PT Bank Negara Indonesia (Persero), Tbk (“BNI”) branches throughout Indonesia. Shareholders are required to bring original valid proof of identity or Power of Attorney attached with original proof of identity of the "Authorizer" and the "Attorney", if the cash dividend withdrawal is authorized by another party.
b.	The cash dividend will only be transferred by the Company to the shareholders’s bank account if:
i.	The amount of cash dividend received is not less than Rp500,000; and
ii.	The application for overbooking/transfer of cash dividends has been submitted completely and correctly no later than June 10, 2022 at 03.00pm Western Indonesia Time to the Company’s Registrar, PT Datindo Entrycom, Jl Hayam Wuruk No.28 2nd Floor, Jakarta 10120.
5.	The cash dividend will be taxed in accordance with the applicable taxation regulations in Indonesia.
6.	Based on the prevailing tax laws and regulations, cash dividends will be exempted from the tax object if they are received by the shareholders of domestic corporate taxpayers (“WP Badan DN”) and the Company does not deduct Income Tax on cash dividends paid to the WP Badan DN. Cash dividends received by shareholders of domestic individual taxpayers (“WPOP DN”) will be excluded from the tax object as long as the cash dividends are invested in the territory of the Republic of Indonesia. For WPOP DN who does not meet the investment provisions as mentioned above, the cash dividends received by the person concerned will be subject to income tax (“PPh”) in accordance with the applicable laws and regulations, and the PPh must be paid by the WPOP DN himself in accordance with the provisions of Government Regulation No. 9 of 2021 concerning Tax Treatment to Support the Ease of Doing Business.
7.	Shareholders can obtain confirmation of cash dividend payments through securities companies and or custodian banks where Shareholders open securities accounts, then shareholders are required to be responsible for reporting cash dividend receipts referred to in tax reporting for the relevant tax year in accordance with the applicable laws and regulations concerning tax.
8.	Shareholders who are Overseas Taxpayers whose tax withholding will use the rate based on the Double Taxation Avoidance Agreement ("P3B") must comply with the requirements of the Director General of Taxes Regulation. No. PER-25 / PJ / 2018 concerning Procedures for Implementing Double Tax Avoidance Approval and submitting proof of record or receipt of DGT / SKD that has been uploaded to the website of the Directorate General of Taxes to KSEI or BAE in accordance with KSEI rules and regulations. Without this form, the paid Cash Dividend for Financial Year 2021 will be subject to Article 26 Income Tax of 20%.
9.	For Shareholders who are Overseas Taxpayers whose shares are in the collective custody of KSEI, proof of withholding cash dividends can be collected at the Securities Company and/or Custodian Bank where the shareholders open securities accounts and for scrip shareholders at the Registrar.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 51 paragraphs (1), (2) and Article 52 paragraph (1) of Financial Service Authority Regulation No. 15/POJK.04/2020 regarding The Plan and Implementation of a General Meeting of Shareholders for an Issuer or a Public Company.

Jakarta, May 31, 2022

PT Telkom Indonesia (Persero) Tbk

Board of Directors